                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                  INTERNATIONAL FAMILY ENTERTAINMENT, INC.
                 ------------------------------------------
                              (Name of Issuer)

                    Class B Common Stock, $.01 par value
                    -------------------------------------
                       (Title of Class of Securities)

                                  45950M106
                              -----------------
                               (CUSIP Number)

            Stephen M. Brett, Esq., Executive Vice President and
                              General Counsel,
                          Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, (303-267-5500)
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JUNE 11, 1997
                               ---------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          Exhibit Index is on Page 13

---------------------------------------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.

---------------------------------------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [ ]
                                                                    (b)      [ ]

---------------------------------------------------------------------------------------------------------------
         (3)     SEC Use Only

---------------------------------------------------------------------------------------------------------------
         (4)     Source of Funds
                 AF,OO

---------------------------------------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

---------------------------------------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization
                 Delaware

---------------------------------------------------------------------------------------------------------------
Number of        (7)      Sole Voting Power                              9,676,232 Shares of Class B Stock*
Shares Bene-
 ficially                 -------------------------------------------------------------------------------------
 Owned by        (8)      Shared Voting Power                            0 Shares
Each Report-
                          -------------------------------------------------------------------------------------
                 (9)      Sole Dispositive Power                         9,676,232 Shares of Class B Stock*

 ing Person               -------------------------------------------------------------------------------------
 With            (10)     Shared Dispositive Power                       0 Shares


---------------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          9,676,232 Shares of Class B Stock*


---------------------------------------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares            [ ]

---------------------------------------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                          22.8%

---------------------------------------------------------------------------------------------------------------
         (14)     Type of Reporting Person

                          HC, CO


__________________________________
* Includes 7,088,732 shares of Class B Stock TCI would acquire upon conversion of 7,088,732 shares of Class C Common Stock and 2,587,500 shares of Class B Common Stock TCI would acquire upon conversion of $23,000,000 principal amount of 6% Convertible Secured Notes due 2004.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                    INTERNATIONAL FAMILY ENTERTAINMENT, INC.
                         (Commission File No. 1-11121)

ITEM 1.          Security and Issuer

                 Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement") with respect to the Class B Common Stock, $.01 par value (the "Class B Stock"), of International Family Entertainment, Inc., a Delaware corporation ("IFE"). TCI is the beneficial owner of certain IFE securities convertible into shares of Class B Stock and has entered into an agreement to exchange such IFE securities for a newly issued class of preferred stock of Fox Kids Worldwide, Inc., a Delaware corporation ("Fox Kids"). (See Items 3, 4 and 7). In addition, pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 also restates the Statement and the previously filed amendment to the Statement.

                 The principal executive offices of IFE are located at 2877 Guardian Lane, Virginia Beach, Virginia 23452. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

                 Holders of Class B Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, and holders of the Class A Common Stock of IFE, $.01 par value (the "Class A Stock") are entitled to ten votes per share on all matters submitted to a vote of stockholders. Both classes vote together as a single class on all matters, except that (i) so long as the outstanding Class A Stock has more than 40% of the total outstanding voting power of the common stock of IFE, the holders of Class A Stock, voting separately as a class, are entitled to elect a majority of the IFE's directors (currently three of five directors), with the remainder of the directors being elected by the holders of the Class B Stock, voting separately as a class, and
(ii) the approval of a majority of each of the Class A Stock and the Class B Stock is required for certain extraordinary corporate actions.

ITEM 2.          Identity and Background

                 This Amendment No. 2 is being filed by TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

                 TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

                 Schedule 1 attached to this Amendment No. 2 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the Schedule previously filed with the Statement.

                 To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the
Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

August 1994 Business Combination

                 On August 4, 1994, at Special Meetings of Stockholders of TCIC and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of TCIC and LMC resulting in the companies becoming wholly owned subsidiaries of TCI (the "Business Combination"). The Business Combination became effective on August 4, 1994, upon certain filings with state authorities. Upon the effectiveness of the Business Combination, TCI became the beneficial owner of all the Class B Stock owned by LMC.

                 The foregoing summary of the Business Combination is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and TCIC and the Prospectus of TCI filed on June 23, 1994 (the "Proxy Statement/Prospectus") by such parties as part of a Registration Statement on Form S-4 (No. 33-54263). The Registration Statement and Proxy Statement/Prospectus are incorporated herein by reference and were so filed herewith as Exhibit A in the original Statement.

ITEM 3.          Source and Amount of Funds or Other Consideration

                 TCI currently beneficially owns, indirectly through a subsidiary, a total of 9,676,232 shares of Class B Stock. Such beneficial ownership is comprised of (a) 7,088,732 shares of Class B Stock issuable upon conversion of 7,088,732 shares of IFE non-voting Class C Common Stock, $.01 par value (the "Class C Stock"); and (b) 2,587,500 shares of Class B Stock issuable upon conversion of $23,000,000 aggregate principal amount of IFE's 6% Convertible Secured Notes due 2004 (the "Notes"). TCI acquired the Class C Stock and the Notes as a result of previously reported transactions. The information set forth below describes the previously reported transactions and states the source and amount of the consideration used in the transactions. As described in Items 4 and 6 below, TCI is filing this Amendment No. 2 to the Statement because it has entered into a Contribution and Exchange Agreement, dated as of June 11, 1997 (the "Agreement"), through its subsidiary Liberty Media Corporation, a Delaware corporation ("LMC"), and

Liberty IFE, Inc., a Colorado corporation and a wholly owned subsidiary of LMC ("LIFE"), with Fox Kids. Under and subject to the terms of the Agreement, TCI will exchange its beneficial ownership of the Class C Stock and the Notes for shares of Fox Kids Series A Preferred Stock, with an initial liquidation preference of $345,000,000 (the "Preferred Stock"). TCI did not pay any new consideration in connection with the Agreement.

Acquisition Pursuant to the Business Combination

                 In connection with the Business Combination described in Item 2 above, TCI acquired beneficial ownership of 7,040,986 shares of the Class B Stock. The consideration for the acquisition of such Class B Stock was the consideration given in the Business Combination which is described in the Proxy Statement/Prospectus under the heading "THE MERGER AGREEMENT--Consideration to be Received in the Mergers".

December 1995 Stock Exchange

                 Effective December 15, 1995, as part of a plan of reorganization adopted by IFE, LIFE exchanged 220,000 shares of 10% Convertible Cumulative Preferred Stock of IFE, $.001 par value, and all accrued dividends thereon accruing or becoming payable after January 1, 1995, for 4,000,000 shares of Class B Stock. Immediately following such exchange, LIFE exchanged 5,670,986 shares of IFE Class B Stock (including said 4,000,000 shares) for 5,670,986 shares of Class C Stock. TCI did not pay any new consideration in connection with these exchanges. In connection with the reorganization, the shareholders of IFE, including LIFE, entered into an Amended and Restated Shareholder Agreement dated as of September 1, 1995 (the "Shareholder Agreement"). See Items 4 and 6 below.

December 1995 Stock Split

                 IFE effected a 5 for 4 stock split for stockholders of record on December 15, 1995. Each stockholder of Common Stock received a 25% stock dividend. The terms of the Class C Stock provide for an adjustment in the number of shares of Class B Stock underlying the Class C Stock in the case of a stock dividend. Accordingly, the Class C Stock beneficially owned by TCI became convertible into a total of 7,088,732 shares of Class B Stock. Also, the terms of the Notes provide for an adjustment in the number of shares of Class C Stock underlying the Notes in the case of a stock dividend. Accordingly, the Notes beneficially owned by TCI became convertible into a total of 2,587,500 shares of Class B Stock.

ITEM 4.          Purpose of Transaction

                 Pursuant to the Agreement, TCI (through LMC and LIFE) has agreed to contribute all its beneficial ownership interest in the Class C Stock and the Notes, which will result in the transfer of the Class B Stock underlying such securities, to Fox Kids in exchange for the Preferred Stock (the "Exchange"). Consummation of the Exchange is subject to various terms and conditions as set forth in the Agreement, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Anti-trust Improvement Act.

         The Agreement was entered into concurrently with, among other things, the execution by Fox Kids of (i) a stock purchase agreement with the holders of the Class A Stock, and (ii) a merger agreement with IFE. In connection with those transactions, TCI, through LIFE, executed a waiver (the "Waiver") of its rights under the Shareholder Agreement. Pursuant to the Waiver, LIFE waives various rights under the Shareholder Agreement, including the right of first refusal with respect to Fox Kids' purchase of the Class A Stock from the holders thereof. The Waiver is contingent upon the Exchange being consummated before the Class A Stock is purchased by Fox Kids under the related stock purchase agreement. The Waiver will also be effective, and LIFE has waived its first refusal rights, with respect to the acquisition of the Class A

Stock by Fox Kids by means of the merger contemplated by said merger agreement between Fox Kids and IFE.

         Upon the closing of the Exchange, TCI will no longer have a beneficial interest in any securities of IFE. The description of TCI's agreement to contribute its beneficial ownership in the Class C Stock and the Notes, which will result in the transfer of the Class B Stock underlying such securities, in exchange for the Preferred Stock of Fox Kids, and the related Waiver is qualified in its entirety by reference to (a) the text of the Agreement attached hereto as Exhibit 7(H), and (b) the text of the Waiver attached hereto as Exhibit 7(I), each of which are incorporated herein by this reference.

                 Except as otherwise described herein, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of IFE, or any disposition of securities of IFE; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IFE or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of IFE or any of its subsidiaries; (iv) any change in the present board of directors or management of IFE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of IFE; (vi) any other material change in IFE's business or corporate structure; (vii) any changes in IFE's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of IFE by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of IFE; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of IFE; or (x) any action similar to any of those enumerated above.

                 TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Class B Stock of IFE in open market or privately negotiated transactions, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.          Interest in Securities of the Issuer

                 (a) TCI presently beneficially owns 9,676,232 shares of the Class B Stock. Of the 9,676,232 shares beneficially owned, 7,088,732 shares may be acquired upon the conversion of the Class C Stock and 2,587,500 shares may be acquired upon the conversion of the Notes. The 9,676,232 shares of Class B Stock, beneficially owned by TCI, represent 22.8% of the 42,458,677 shares of IFE Class B Stock assumed to be outstanding if TCI converted its Class C Stock and the Notes. Such share amount is based on 32,782,445 shares of Class B Stock outstanding as of March 1, 1997, as reported by IFE in its Annual Report on Form 10-K for the period ended December 31, 1996. To the knowledge of TCI, none of the Schedule 1 Persons has any interest in any securities of IFE.

                 (b) TCI has the sole power to vote, or to direct the voting of, the shares of the Class B Stock that TCI beneficially owns, and, subject to the Agreements to dispose of, or to direct the disposition of, the shares of Class B Stock that TCI beneficially owns.

                 (c) Except for the Exchange contemplated by the Agreement, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Class B Stock of IFE during the past sixty (60) days.

                 (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Stock beneficially owned by TCI.

                 (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 The Amended and Restated Shareholder Agreement, dated as of September 1, 1995, by and among M.G. Robertson, Timothy B. Robertson, the Robertson Charitable Remainder Unitrust, The Christian Broadcasting Network, Inc., LIFE and IFE, grants LIFE certain rights of first refusal, a put option, and incidental and demand registration rights. The description of these rights and other obligations of the Shareholder Agreement is more fully set forth in the Shareholder Agreement attached to this Amendment No. 2 as Exhibit 7(J) and incorporated herein by this reference.

                 Pursuant to the terms of the Agreement, TCI has agreed, subject to the terms and conditions of the Agreement, to contribute all of its beneficial ownership in the Class C Stock and the Notes, which will result in the transfer of its beneficial ownership in the Class B Stock underlying such securities, to Fox Kids in exchange for the Preferred Stock. In connection with this Agreement, TCI, through LIFE, has agreed to waive all its rights and obligations under the Shareholder Agreement. See Item 4 above.

                 Except as described above and in Items 3, 4 and 7, hereof, there are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Class B Stock of IFE.

ITEM 7.          Material to be Filed as Exhibits

                 (A) Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994, and thereafter amended and ordered effective June 23, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference. (Previously submitted with Original Statement filed on August 4, 1994, via incorporation by reference.)

                 (B) Press Release dated August 4, 1994. (Previously submitted with Original Statement filed on August 4, 1994.)

                 (C) Amended and Restated Shareholders Agreement dated April 27, 1992. (Previously submitted with Original Statement filed on August 4, 1994, via incorporation by reference.)

                 (D) Restated Shareholder Agreement dated November 9, 1993. (Previously submitted with Original Statement filed on. August 4, 1994, via incorporation by reference)

                 (E) Liberty Agreement dated November 9, 1993. (Previously submitted with Original Statement filed on August 4, 1994, via incorporation by reference.)

                 (F) Exchange Agreement dated as of December 1, 1995, among IFE, Liberty Programming Corporation (an affiliate of TCI) and Liberty IFE, Inc. (an indirect subsidiary of TCI). (Previously submitted with Amendment No. 1 to Original Statement filed on December 15, 1995.)

                 (G) Press Release dated December 15, 1995. (Previously submitted with Amendment No. 1 to Original Statement filed on December 15, 1995.)

                 (H) Contribution and Exchange Agreement dated as June 11, 1997, by and among LMC, LIFE and Fox Kids

                 (I) Waiver dated as of June 11, 1997, by LIFE and The Christian Broadcasting Network, Inc.

                 (J) Amended and Restated Shareholder Agreement, dated as of September 1, 1995, by and among M.G. Robertson, Timothy B. Robertson, the Robertson Charitable Remainder Unitrust, The Christian Broadcasting Network, Inc., LIFE and IFE

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 19, 1997                                     TELE-COMMUNICATIONS, INC.



                                                  /s/  Stephen M. Brett
                                                  ------------------------------
                                                  Stephen M. Brett
                                                  Executive Vice President and
                                                  General Counsel

                                   SCHEDULE 1


             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                          DIRECTORS

                         Principal Occupation &                                  Principal Business or Organization in Which
Name                     Business Address                                        such Employment Is Conducted
----                     ----------------------                                  -------------------------------------------
Tony Lee Coelho          Director of TCI; Chairman of the Board & Chief          Cable television & telecommunications
                         Executive Officer of ETC w/tci, Inc.; Chairman &        & programming services
                         Chief Executive Officer of Coelho Associates,
                         LLC
                         1325 Avenue of the Americas, 26th Floor
                         New York, New York 10019

Donne F. Fisher          Consultant & Director of TCI                            Cable television & telecommunications
                         5619 DTC Parkway                                        & programming services
                         Englewood, CO 80111

John W. Gallivan         Director of TCI; Chairman of the Board                  Newspaper publishing
                         of Kearns-Tribune Corporation
                         400 Tribune Building
                         Salt Lake City, UT 84111

Paul A. Gould            Director of TCI, Managing Director of                   Investment banking services
                         Allen & Company Incorporated
                         711 5th Avenue
                         New York, New York  10022

Leo J. Hindery           Director, President and Chief Operating                 Cable television & telecommunications
                         Officer of TCI                                          & programming services
                         5619 DTC Parkway
                         Englewood, CO 80111

Jerome H. Kern           Director of TCI; Business Consultant; Special           Business Consulting; Law
                         Counsel to Baker & Botts, L.L.P.
                         5619 DTC Parkway
                         Englewood, CO 80111

Kim Magness              Director of TCI; Manages various personal               Management of personal investments
                         investments;
                         4000 E. Belleview
                         Englewood, CO 80111

John C. Malone           Chairman of the Board, Chief Executive Officer &        Cable television & telecommunications
                         Director of TCI                                         & programming services
                         5619 DTC Parkway
                         Englewood, CO 80111



                           Principal Occupation &                                Principal Business or Organization in
Name                       Business Address                                      Which such Employment Is Conducted
----                       ----------------------                                -------------------------------------
Robert A. Naify            Director of TCI; President & Chief Executive          Motion Picture Industry
                           Officer of
                           Todd-AO Corporation;
                           172 Golden Gate Avenue
                           San Francisco, CA 94102

J.C. Sparkman              Director of TCI                                       Cable television & telecommunications
                           5619 DTC Parkway                                      & programming services
                           Englewood, CO 80111


                                       EXECUTIVE OFFICERS

Gary K. Bracken            Senior Vice President & Controller                    Cable television & telecommunications
                           of TCI Communications, Inc.                           & programming services
                           5619 DTC Parkway
                           Englewood, CO 80111

Stephen M. Brett           Executive Vice President, Secretary                   Cable television & telecommunications
                           & General Counsel of TCI                              & programming services
                           5619 DTC Parkway Englewood, CO 80111

Brendan R. Clouston        Executive Vice President of TCI                       Cable television & telecommunications
                           5619 DTC Parkway                                      & programming services
                           Englewood, CO 80111

Marvin Jones               Director, Executive Vice President & Chief            Cable television & telecommunications
                           Operating Officer of TCI Communications, Inc.         & programming services
                           5619 DTC Parkway
                           Englewood, CO 80111

Larry E. Romrell           Executive Vice President of TCI                       Cable television & telecommunications
                           5619 DTC Parkway                                      & programming services
                           Englewood, CO 80111

Bernard W. Schotters, II   Senior Vice President - Finance & Treasurer of        Cable television & telecommunications II
                           TCI Communications, Inc.                              & programming services
                           5619 DTC Parkway
                           Englewood, CO 80111

Robert N. Thomson          Senior Vice President - Government Affairs of         Cable television & telecommunications
                           TCI Communications, Inc.                              & programming services
                           5619 DTC Parkway
                           Englewood, CO 80111



                           Principal Occupation &                                Principal Business or Organization in
Name                       Business Address                                      Which such Employment Is Conducted
----                       ----------------------                                -------------------------------------
Fred A. Vierra             Executive Vice President of TCI                       Cable television & telecommunications
                           5619 DTC Parkway                                      & programming services
                           Englewood, CO 80111


                                 EXHIBIT INDEX



--------------------------------------------------------------------------------------------------------------------------------
     EXHIBIT
     NUMBER                                                  EXHIBIT                                            PAGE
---------------------------------------------------------------------------------------------------------------------------------
      7(A)           Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on                Previously
                     June 23, 1994, and thereafter amended and ordered effective June 23, 1994,                 filed
                     under Commission File No. 33-54263, which is hereby incorporated by this reference.  (Previously submitted with Original Statement filed on August 11, 1994, via incorporation by reference.)

     7(B)            Press Release dated August 4, 1994.  (Previously submitted with Original                   Previously
                     Statement filed on August 4, 1994.)                                                        filed

     7(C)            Amended and Restated  Shareholders Agreement dated April 27, 1992.  (Previously            Previously
                     submitted with Original Statement filed on  August 4, 1994, via incorporation by           filed
                     reference.)

     7(D)            Restated Shareholder Agreement dated November 9, 1993.  (Previously submitted              Previously
                     with Original Statement filed on August 4, 1994, via incorporation by                      filed
                     reference)

     7(E)            Liberty  Agreement dated November 9, 1993.   (Previously submitted with Original           Previously
                     Statement filed on August 4, 1994, via incorporation by reference.)                        filed

     7(F)            Exchange Agreement dated as  of December 1, 1995, among IFE, liberty Programming           Previously
                     Corporation (an affiliate of TCI) and  Liberty IFE, Inc. (an indirect subsidiary           filed
                     of TCI).  (Previously submitted with Amendment No. 1 to Original  Statement filed on December 15, 1995.)

     7(G)            Press Release dated December 15, 1995. (Previously submitted with Amendment No.            Previously
                     1 to Original Statement filed on December 15, 1995.)                                       filed

     7(H)            Contribution and Exchange Agreement dated as June 11, 1997, by and among LMC,               15
                     LIFE and Fox Kids

     7(I)            Waiver dated as of June 11, 1997, by LIFE and The Christian  Broadcasting                   45
                     Network, Inc.

     7(J)            Amended and Restated Shareholder Agreement, dated as of September 1, 1995, by               49
                     and among M.G. Robertson, Timothy B. Robertson, the Robertson
                     Charitable Remainder Unitrust, The Christian Broadcasting
                     Network, Inc., LIFE and IFE

